Mail Stop 3561

June 18, 2009

Charles Bell
President and Chief Executive Officer
International Energy, Inc.
1200 G Street, NW, Suite 800
Washington, D.C. 20005

> **Re:** **International Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed June 2, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 7, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 13, 2009**
> **File No. 333-52040**

Dear Mr. Bell:

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director